

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3030

March 16, 2009

VIA U.S. MAIL and FACSIMILE

Mr. Michael R. Elia
Executive Vice President and Chief Financial Officer
Gerber Scientific, Inc.
83 Gerber Road West
South Windsor, Connecticut 06074

> RE: **Gerber Scientific, Inc.**
> **Form 10-K for the fiscal year ended April 30, 2008**
> **Filed June 27, 2008**
> **Form 10-Q for the quarter ended October 31, 2008**
> **Filed December 8, 2008**
> **File No. 1-05865**

Dear Mr. Elia:

We have reviewed your letter dated March 2, 2009 regarding the above filings and have the following comment. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended April 30, 2008

Item 11. Executive Compensation, page 44

Compensation Discussion and Analysis, page 20

1.   We note your response to prior comment 3. Please expand your justification for why you believe disclosing the historical objectives and performance goals applicable to your annual incentive compensation plan will result in competitive harm to you, based on the established standard for what constitutes confidential commercial or financial information. For example, tell us why a past year's objectives would necessarily be predictive of your strategic plans for future years, given that your compensation committee could assign different weights to these objectives or different objectives altogether. Might there be multiple variables that affected actual performance that are unrelated to the performance targets and your strategy?

        As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

        You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or myself at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. Please contact Celia Soehner at (202) 551-3463 or Mary Beth Breslin at (202) 551-3625 with any other questions.

                                                Sincerely,

                                                Angela J. Crane
                                                Accounting Branch Chief